Filed by Oaktree Capital Group, LLC

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Oaktree Capital Group, LLC

SEC File No.: 001-35500

Q:	What is the election?

A:

In connection with the announced merger transaction with Brookfield Asset Management Inc. (“Brookfield”), record holders of Oaktree class A units are entitled to make an election regarding the form of consideration to be received in respect of each of their Oaktree class A units upon the closing of the transaction. Record holders can make an election to receive either cash consideration of $49.00 per unit, or share consideration of 1.0770 Brookfield class A shares per unit or a combination thereof, in each case, subject to proration as described below.

Q:	What if I do nothing?

A:

If you fail to make an election or make an untimely election (or otherwise are deemed not to have submitted an effective form of election or revoke your election), you will be deemed to have made an election to receive cash consideration with respect to 50% of your units (rounded up to the nearest whole unit) and a share election with respect to the other 50% of your units (rounded down to the nearest whole unit). This does not mean, however, you will necessarily receive 50% of Brookfield class A shares and 50% of cash because of how the proration mechanism works. Please see next question.

Q:	Will I receive exactly what I elected?

A:

No. Elections are subject to proration to ensure that the aggregate merger consideration paid by Brookfield will be 50% cash consideration and 50% share consideration. Accordingly, some of the consideration you receive in the merger may differ from the type of consideration you elect and such difference may be significant. If the proration applies, your election will be prorated even if you elected to receive 50% cash consideration and 50% share consideration.

Q:	How do I make an election if my units are held in a brokerage account?

A:

If you hold your units in “street name” through a bank, broker or other holder of record (a “broker”), you should receive instructions from your broker on how to instruct your broker with regard to your election.

Note that only your broker may make an election on your behalf. If you have not received instructions or if you have any questions, you should contact your broker directly, as neither Oaktree, Brookfield nor Brookfield’s exchange agent can process your instructions.

If you have received information from your broker, you should instruct it on what election to make on your behalf by carefully following the instructions that you will receive from them. To the extent any details of the merger transaction that are contained in any communications to you from your broker are inconsistent with any provisions in the merger agreement, the provisions of the merger agreement will control.

Q:	How do I make an election if I am the record holder of units?

A:

If you are the registered holder of Oaktree class A units (i.e., you do not hold your shares through a broker, bank or other nominee), you should have received election materials by mail from American Stock Transfer & Trust Company, LLC, Brookfield’s exchange agent.

If you have not received a copy of instruction materials or need a replacement copy, you should contact Morrow Sodali toll-free at (800) 662-5200 or at OAK.info@morrowsodali.com.

Q:	What is the deadline for making an election?

A:

The election period has commenced and Brookfield and Oaktree will jointly announce the exact election deadline at least five business days prior to the deadline. Any registered holder of Oaktree class A units may make an election up until 5:00 p.m. Eastern time on the date of the election deadline

If you hold your units through a broker, note that your broker likely will establish a deadline earlier than the election deadline for making your election. Please contact your broker with any questions regarding the deadline to make your election.

Q:	What happens if I transfer my units?

A:

After an election is validly made, any subsequent transfer of units will automatically revoke such election. The transferee will have until the election deadline to submit a new election with respect to such transferred units.

Q:	Can I make an election with respect to my unvested Oaktree units?

A:

No. Unvested Oaktree units are not be eligible to receive the share consideration or the cash consideration and will instead be converted into the right to receive an unvested unit of Oaktree Capital Group Holdings, L.P.

Q:	What happens if the transaction is not completed?

A:	If the transaction is not completed for any reason, your election will be disregarded and you will not receive any cash consideration or share consideration for your units.

Q:	Where can I obtain additional information?

A:

If you have additional questions regarding the election, please refer to the consent solicitation statement included as a prospectus on Brookfield’s registration statement on Form F-4 at the following link:

https://www.sec.gov/Archives/edgar/data/1001085/000119312519177570/d703360d424b3.htm or contact Morrow Sodali toll-free at (800) 662-5200 or at OAK.info@morrowsodali.com.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed mergers, Brookfield filed with the SEC a Registration Statement on Form F-4 (No. 333-231335) that includes a consent solicitation statement of Oaktree and a prospectus of Brookfield, as well as other relevant documents regarding the proposed transactions. The Registration Statement, as amended, was declared effective by the SEC on June 20, 2019. Oaktree commenced mailing the definitive consent solicitation statement/prospectus to Oaktree common unitholders on or about June 24, 2019. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE CONSENT SOLICITATION STATEMENT/PROSPECTUS REGARDING THE MERGERS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the consent solicitation statement/prospectus, as well as other filings containing information about Oaktree and Brookfield, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Oaktree by accessing Oaktree’s website at ir.oaktreecapital.com or from Brookfield by accessing Brookfield’s website at bam.brookfield.com/reports-and-filings. Copies of the consent solicitation statement/prospectus can also be obtained, free of charge, by directing a request to Oaktree Investor Relations at Unitholders – Investor Relations, Oaktree Capital Management, L.P., 333 South Grand Ave., 28th Floor, Los Angeles, CA 90071, by calling (213) 830-6483 or by sending an e-mail to investorrelations@oaktreecapital.com or to Brookfield Investor Relations by calling (416) 359-8647 or by sending an e-mail to enquiries@brookfield.com.

FORWARD-LOOKING STATEMENTS AND INFORMATION

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, which reflect the current views of Brookfield and Oaktree, with respect to, among other things, its future results of operations and financial performance. In some cases, you can identify forward-looking statements and information by words such as “anticipate,” “approximately,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “outlook,” “plan,” “potential,” “predict,” “seek,” “should,” “will” and “would” or the negative version of these words or other comparable or similar words. These statements identify prospective information. Important factors could cause actual results to differ, possibly materially, from those indicated in these statements. Forward-looking statements are based on Brookfield’s and Oaktree’s beliefs, assumptions and expectations of its future performance, taking into account all information currently available to it. Such forward-looking statements and information are subject to risks and uncertainties and assumptions relating to Brookfield’s and Oaktree’s operations, financial results, financial condition, business prospects, growth strategy and liquidity.

In addition to factors previously disclosed in Brookfield’s and Oaktree’s reports filed with securities regulators in Canada and the United States and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements and information or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Brookfield and Oaktree to terminate the definitive merger agreement between Brookfield and Oaktree; the outcome of any legal proceedings that may be instituted against Brookfield, Oaktree or their respective unitholders, shareholders or directors; the ability to obtain regulatory approvals and meet other closing conditions to the merger, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated or that are material and adverse to Brookfield’s or Oaktree’s business; a delay in closing the merger; business disruptions from the proposed merger that will harm Brookfield’s or Oaktree’s business, including current plans and operations; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; certain restrictions during the pendency of the merger that may impact Brookfield’s or Oaktree’s ability to pursue certain business opportunities or strategic transactions; the ability of Brookfield or Oaktree to retain and hire key personnel; uncertainty as to the long-term value of the Class A shares of Brookfield following the merger; the continued availability of capital and financing following the merger; the business, economic and political conditions in the markets in which Brookfield and Oaktree operate; changes in Oaktree’s or Brookfield’s anticipated revenue and income, which are inherently volatile; changes in the value of Oaktree’s or Brookfield’s investments; the pace of Oaktree’s or Brookfield’s raising of new funds; changes in assets under management; the timing and receipt of, and impact of taxes on, carried interest; distributions from and liquidation of Oaktree’s existing funds; the amount and timing of distributions on Oaktree’s preferred units and Class A units; changes in Oaktree’s operating or other expenses; the degree to which Oaktree or Brookfield encounters competition; and general political, economic and market conditions.

Any forward-looking statements and information speak only as of the date of this communication or as of the date they were made, and except as required by law, neither Brookfield nor Oaktree undertakes any obligation to update forward-looking statements and information. For a more detailed discussion of these factors, also see the information under the captions “Cautionary Information Regarding Forward-Looking Statements” and “Risk Factors” in the consent solicitation statement/prospectus that forms part of the Registration Statement on Form F-4 (No. 333-231335) filed with the SEC by Brookfield in connection with the proposed merger, and the captions “Business Environment and Risks” in Brookfield’s most recent report on Form 40-F for the year ended December 31, 2018, and under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Oaktree’s most recent report on Form 10-K for the year ended December 31, 2018, and in each case any material updates to these factors contained in any of Brookfield’s or Oaktree’s future filings.

This communication and its contents do not constitute and should not be construed as (a) a recommendation to buy, (b) an offer to buy or solicitation of an offer to buy, (c) an offer to sell or (d) advice in relation to, any securities of Oaktree or securities of any Oaktree investment fund.

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